

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

Via Email
Samuell Eads
President
Emerald Isle Exploration Ltd.
1218 Purtov Street
Kodiak, AK

> **Re:** **Emerald Isle Exploration Ltd.**
> **Amendment to Registration Statement on Form S-1**
> **Filed August 29, 2013**
> **File No. 333-189630**

Dear Mr. Eads:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 29, 2013

General

1. We partially reissue prior comment six from our letter dated July 23, 2013. We continue to note references to the return of subscription money to investors on page 13. Please revise or advise.

Summary Financial Information, page 3

2. We note you disclose that the tables and information presented are derived from your audited financial statements for the period from November 7, 2012 (Inception) to March 31, 2013, but your audited financial statements are as of April 30, 2013. Also, you state your working capital deficit as of August 9, 2013 was $(8,069), but that appears to be

your working capital deficit as of April 30, 2013. Please modify your disclosure accordingly.

Use of Proceeds, page 9

3. We note your disclosure responsive to prior comment 14 and reissue in part. It appears that you present net proceeds before offering related expenses both here and elsewhere. Based on your disclosure it appears that offering related expenses are estimated at $12,504 and that these expenses significantly reduce the proceeds allocable to the items presented in your table. Please revise your presentation here and elsewhere as appropriate.

4. We were unable to locate your response to prior comment 15 and reissue. Please clarify whether the offering proceeds will be used to repay the $16,000 loan payable to Mr. Eads.

5. We note your response to comment 16. Please revise your disclosure to indicate that additional funds will be needed to complete Phase 1 of the exploration at 25%, 50% and 75% of the offering and also indicate the company's sources of such additional funds.

6. Please revise footnote 4 to describe in more detail the anticipated use of proceeds if the company only sells 10% of the securities in the offering.

Description of Business, page 14

7. We note your response to prior comment 30 and the revised text. Please clarify what you mean by "preliminary" exploration or revise to state that you are not conducting exploration activities.

8. We note your response to prior comment 32 and reissue. Please clarify what you mean by the "completion" of your public offering.

Security Ownership of Certain Beneficial Owners and Management, page 34

9. We note your response to prior comment 39 and reissue. Please revise to use the definition of investment power contained in Rule 13d-3.

Index to Financial Statements, page F-1

10. Please ensure your financial statements are updated to comply with Rule 8-08 of Regulation S-X and provide a current consent of your independent accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director